Exhibit 12



                        UNITED STATES DISTRICT COURT
                        SOUTHERN DISTRICT OF FLORIDA

-----------------------------------------X
                                         )
LAZ L. SCHNEIDER, On Behalf              )        Civil Action No.
of the LAZ L. SCHNEIDER IRA              )
ROLLOVER, And On Behalf of               )
All Others Similarly Situated,           )        CLASS ACTION COMPLAINT
                                         )        ----------------------
                                         )
                    Plaintiff,           )
                                         )
     - against -                         )
                                         )
ROBERT C. STRAUSS, WILTON W.             )
WEBSTER, JR., DAVID R.                   )
CHALLONER, RICHARD W                     )
FOXEN, DONALD F. MALIN, JR.              )
JAN VAN STEVENINCK, PATRICIA K.          )
WOOLF, CATHERINE M. BURZIK,              )
WILLIAM J. RAZZOUK, and                  )
CORDIS CORPORATION,                      )
                                         )
                    Defendants.          )
-----------------------------------------X

          Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:


                           JURISDICTION AND VENUE
                           ----------------------

          1.   Plaintiff brings this action pursuant to Sections 14(a) and

20 of the Securities Exchange Act of 1934 (the "1934 Act") and Rule

14a-9 adopted by the Securities Exchange Commission (the "SEC") thereunder and applicable principles of common law.

          2.   This Court has jurisdiction pursuant to Section 27 of the

1934 Act 15 U.S.C. Sec. 78aa, and 28 U.S.C. Sec. 1967.

          3.   Venue is proper in this district because the events and

omissions giving rise to the claims alleged herein have occurred, are occurring and, unless restrained, will continue to occur, in this district, including the dissemination of false and misleading proxy solicitation material.  Cordis is incorporated in Florida and has its principal place of business in this district.  In addition, defendants transacted business in this district during the Class Period, as defined below.

          4.   In connection with the acts and conduct alleged in this

complaint, defendants directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and telephone communication, and the facilities of national securities exchanges, namely,

NASDAQ's National Market System.

                                  Parties
                                  -------

          5.   Plaintiff is and, at all relevant times, has been the owner of shares of Cordis common stock.

          6.   Cordis is a corporation duly organized and existing under

the laws of the State of Florida.  Cordis designs, manufactures and sells certain medical devices consisting of angiographic catheters, neuroscience devices and related instrumentation.  Cordis maintains its principal executive offices at 14201 Northwest 60th Avenue, Miami Lakes, Florida.

Cordis has approximately 16.4 million
shares of common stock outstanding and hundreds of stockholders of record.

Cordis' stock trades over the NASDAQ National Market System.

          7.   Defendant Robert C. Strauss ("Strauss") is and at all

relevant times hereto has been the President; Chief Executive Officer, and

Chairman of the Board of Directors of Cordis.

          8.   Wilton W. Webster, Jr. ("Webster") is and at all relevant

times hereto has been a Vice President and a director of Cordis.

          9.   Defendants David R. Challoner, Richard W. Foxen, Donald F.

Malin, Jr., Jan van Steveninck, Catherine M. Burzik, William J. Razzouk,

and Patricia K. Woolf are directors of Cordis.

          10.  The defendants named in paragraphs 7 through 9 are

hereinafter referred to as the "Individual Defendants."

          11.  Because of their positions as officers/directors of the

Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.

          12.  Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she
has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.


                          CLASS ACTION ALLEGATIONS
                          ------------------------

          13.  Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 (a) and (b) (2) and (3) of the Federal

Rules of Civil Procedure, on behalf of all stockholders of the Company as of August 15, 1995 and their successors in interest, except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants'

actions as is described more fully below.

          14.  This action is properly maintainable as a class action.

          15.  The class is so numerous that joinder of all members is impracticable.  The Company has thousands of stockholders who are scattered throughout the United States.

          16.  There are questions of law and fact common to the class that predominate over questions affecting any individual class member.  The common questions include, inter alia, whether:
                          ----- ----

               (a)  defendants violated federal securities laws by the acts and omissions alleged herein;

               (b)  the proxy solicitation material disseminated by Cordis to the Class omitted and/or misrepresented material facts;

               (c)  defendants participated in and pursued the common

course of conduct complained of;

               (d)  defendants acted willfully or recklessly in omitting

and/or misrepresenting material facts;

               (e)  defendants breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in the sale of Cordis;

               (f)  Cordis' Poison Pill was defensively enacted and

implemented to entrench defendants in their office and deprive Cordis'

public shareholders of the maximum value of their holdings;

               (g)  defendants have breached or aided and abetted the

breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

               (h)  defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including Johnson & Johnson

("J&J"), who is a major manufacturer and seller of a range of health care products; and

               (i)  plaintiff and the other members of the Class are being and will continue to be injured by the
wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

          17.  Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature.

Plaintiff's claims are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class.  Plaintiff is an adequate representative of the class.


                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

          18.  On October 19, 1995, the Dow Jones News Wire reported that
                                        -------------------

J&J would commence "a $100-a-share cash tender offer for all of the outstanding stock of Cordis after Cordis rebuffed J&J's offer to negotiate a merger."  The estimated value of the tender offer is $1.6 billion.

          19.  In connection with the tender offer, J&J announced that it had previously offered as much as $105-a-share in a stock-for-stock, tax-

free transaction which was valued at $1.7 billion - or $100 million more than the tender offer.  However, Cordis rejected this transaction and refused to negotiate with J&J.  The $105 per share offering price represents a 22% premium over the trading price of Cordis stock on one day prior to announcement of the J&J tender offer.

          20.  As further evidence of defendants' intransigence, The Wall
                                                                 --------

Street Journal reported on October 16, 1995, that the Individual Defendants
--------------

had adopted and implemented a Poison Pill in anticipation of the J&J tender offer.  Under the Plan, which is effective immediately, shareholders are given a dividend of one share purchase right ("Right") for each common share outstanding at the close of business on October 23, 1995.

          21.  The adoption and implementation of the Poison Pill has the force and effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control,

and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a bona fide offer to
                                                      ---- ----
purchase their shares by an acquiror, such as J&J, unfavored by incumbent management.  This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual

Defendants results in a heightened fiduciary duty of the Individual

Defendants to consider, in good faith, a third party bid, such as J&J, and further requires the Individual Defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

          22.  The purpose, intent and effect of the Poison Pill, in the face of J&J's pending offer for the Company, is to thwart, deter, impede, and delay the acquisition of Cordis by J&J.

          23.  Defendants' recalcitrance to consider and promptly act upon

J&J's earlier overtures and formal offer has no valid business purpose, and simply evidences their disregard for the attractive premium being offered to Cordis shareholders.  By failing to meet and negotiate or offer to meet and negotiate with J&J, defendants are depriving plaintiff and the Class of the right to share in the assets and businesses of Cordis and receive the maximum value for their shares.

          24.  On October 20, 1995, it was reported by The Wall Street
                                                       ---------------

Journal that J&J had been attempting to negotiate a merger with Cordis for
-------

more than a month and had each of its acquisition overtures rebuffed by the

Company.

          25.  J&J had initiated a series of telephone conferences and meetings with Cordis on several occasions commencing September 6, 1995.  On

September 12, 1995, Ralph S. Larsen ("Larsen"), Chairman of the Board of

J&J, held a teleconference with a Robert Marston ("Marston"), the Company's former Chief Executive Officer, to outline the strategic advantages of a

Cordis/J&J combination.  Among other things, Larsen indicated that it was

J&J's intent to have Cordis operated as a separate subsidiary within the

J&J company.  Marston did not respond to Larsen's proposal but stated that

Cordis would have to consider the proposal.

          26.  On September 13, 1995, representatives of J&J and Cordis spoke and after reviewing the strategic benefits of the merger, set up another meeting regarding a negotiated transaction on either September 21,

1995.  However, on September 19, 1995, defendant Strauss telephoned Larsen that the Cordis Board of Directors had met and determined that it would be premature to meet with J&J until after the October 10, 1995 Annual Meeting.

          27.  Cordis filed certain proxy materials (the "proxy materials")

with the SEC in connection with its Annual Meeting on October 10, 1995 (the

"Annual Meeting").  The proxy materials are disseminated on or about

September 15, 1995 to stockholders of record as of August 15, 1995.  The proxy materials made no mention or disclosure of the serious merger interest expressed by J&J or the other discussions referred to above.  As a result, the proxy materials were materially incomplete because of defendants' failure to disclose the existence of the J&J bona fide interest
                                                         ---- ----

in completing an acquisition.

          28.  Cordis' proxy material related to the Company's September

15, 1995 Annual Meeting, which was held to consider, inter alia: (a) the
                                                     ----- ----

election of the Company's directors, and (b) an amendment to the Company's articles of incorporation to increase the number of authorized but unissued shares which could be issued in the event of a hostile offer.  The proxy materials only stated that
approval of the proposed amendments to Cordis' articles of incorporation

"might deter a bidder from seeking to acquire shares of the Company on an unfriendly basis."  No mention, however, was made of the fact J&J had already made repeated overtures for control of the Company prior to the

October 10, 1995 meeting.  At a vote taken at the Annual Meeting, the

Company's shareholders approved the election of the directors but soundly defeated the proposal concerning the amendments to the articles of incorporation.

          29.  Despite the defendants' failure to secure a mandate from the

Company's shareholders not to obstruct an acquisition offer which could maximize the value of the stockholder's investment, defendants nevertheless contacted J&J on October 11, 1995 and informed them, without shareholders'

knowledge, that Cordis would remain independent.  Moreover, six days later defendants caused Cordis to institute the Poison Pill.

          30.  Defendants continued their pattern of misrepresentation when they announced the creation of the Poison Pill on October 16, 1995.  It was reported by the Dow Jones News Wire that the Company had stated that it had
                -------------------

not enacted the Poison Pill in response to any takeover attempt.  In light of the on-going attempts by J&J, Cordis had no truthful basis to make any such representation.

                                  COUNT I
                                  -------

               Violation of Section 14 (a) of the Securities

                and Exchange Act of 1934 and SEC Rule 14a-9
                -------------------------------------------

          31.  Plaintiff repeats and realleges the allegations set forth above in paragraphs 1 through 30.

          32.  Section 14 (a) provides, in pertinent part, as

follows:

          It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce . . . in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit . . . any proxy or consent or authorization in respect of any security . . . registered pursuant to section 12 of this title.

          33.  Rule 14a-9 is a rule promulgated by the SEC under Section 14

(a).  Rule 14a-9 provides, in pertinent part,

as follows:

          No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting, or other communication, written or oral, containing such statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

          34.  In disseminating the proxy materials in connection with

October 10, 1995 shareholder meeting, defendants intentionally or with reckless disregard omitted
and misrepresented materials facts concerning the existence of takeover attempts by J&J as set forth above.

          35.  The Cordis securities are registered pursuant to Section 12 of the 1934 Act, as amended.

          36.  The proxy materials were disseminated by defendants on behalf of Cordis.  Thus all defendants, who constitute the Board of Cordis participated in the violation of Section 14 (a) and Rule 14a-9.

          37.  As a result of the actions of defendants, plaintiff and the other members of the Class have and will be damaged in that they will have been provided with the proxy materials which contain material misrepresentations and omissions.

          38.  As a proximate result of the violations of Section 14 (a)

and Rule 14a-9 alleged herein, plaintiff and the Class have suffered and will suffer immediate and irreparable injury.

          39.  Plaintiff and the Class have no adequate remedy at law.


                                  COUNT II
                                  --------

                          Breach of Fiduciary Duty
                          ------------------------

          40.  Plaintiff repeats and realleges the allegations set forth in paragraphs 1 through 39.

          41.  Defendants owe fundamental fiduciary obligations to Cordis's shareholders to take all necessary
and appropriate steps to maximize the value of their shares.  In addition,

the Individual Defendants have the responsibility to act independently so that the interests of Cordis's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct
                       ---- ----

fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.  Further, the directors of Cordis must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's shareholders.

          42.  Because defendants dominate and control the business

corporate affairs of Cordis and because they are in possession of private corporate information concerning Cordis' assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Cordis.  This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its public shareholders.

          43.  The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have
not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

          44.  In connection with the conduct described herein, the

Individual Defendants breached their fiduciary duties by, among other things:

               a.   rejecting the J&J proposal without fully informing

                    themselves about or intentionally ignoring the future

                    prospects of a combined Cordis/J&J company, or the

                    intrinsic worth of Cordis;

               b.   failing and refusing to meet with representatives of

                    J&J; and

               c.   erecting defensive measures such as Cordis' Poison Pill

                    plan, which was designed to make it prohibitively

                    expensive for an unapproved third party from acquiring

                    the assets or control of the Company.

          45.  Moreover, defendants have refused to take those steps necessary to ensure that Cordis's shareholders will receive maximum value for their shares of Cordis stock.  Defendants have thus refused to seriously consider the pending offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

          46.  The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Cordis.

          47.  By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiff and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of Cordis' public shareholders.  The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Cordis except on terms which would further their own personal interests.

          48.  As a result of the actions of the Individual Defendants,

plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Cordis's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of

Cordis's common stock.

          49.  Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

          50.  Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.  Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide consideration for all shares at a very attractive price.

          51.  Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the

Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Cordis at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

          52.  Plaintiff and the Class have no adequate remedy at law.



          WHEREFORE, plaintiff demands judgement as follows:

               (a)  Declaring this to be a proper class action and

certifying plaintiff as a class representative;

               (b)  Declaring that defendants have violated Section 14(a)

of the 1934 Act and Rule 14a-9 promulgated thereunder;

               (c)  Declaring the election of the Company's directors at

the Annual Meeting null and void as a result of their election on materially fraudulent proxy materials, and directing the appointment of a trustee to consider and respond to J&J's offer;

               (d)  Declaring that defendants have breached their fiduciary duties to plaintiff and the other members of the Class;

               (e)  Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                    (i)    cooperate fully with any entity or person,

including J&J, having a bona fide interest in proposing any transactions
                        ---- ----

which would maximize shareholder value, including but not limited to, a merger or acquisition of Cordis;

                    (ii)   immediately undertake an appropriate evaluation

of Cordis' worth as a merger/acquisition candidate;

                    (iii)  take all appropriate steps to enhance Cordis's

value and attractiveness as a merger/acquisition candidate;

                    (iv)   take all appropriate steps to effectively expose

Cordis to the marketplace in an effort to create an active auction of the

Company;

                    (v)    act independently so that the interests of the

Company's public shareholders will be protected; and

                    (vi)   adequately ensure that no conflicts of interest

exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Cordis;

               (f)  Ordering the Individual Defendants, jointly and

severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

               (g)  Ordering defendants to use the Company's Poison Pill

only in such a manner to maximize shareholder value;

               (h)  Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

               (i)  Granting such other and further relief as amy be just and proper.



                                JURY DEMAND
                                -----------

          Plaintiff and the Class, pursuant to Fed. R. Civ. p. 38 (b),

hereby demand a trial by jury on all issues contained herein.

Dated:    October 23, 1995


                              HANDZMAN CRIDEN KORGE
                              HERTZBERG & CHAYKIN, P.A.

                         By:  /s/ Mark J. Heise
                              ---------------------------------
                              Michael E. Criden, F.B.N.  714356
                              Mark J. Heise, F.B.N.  771090
                              2100 First Union Financial Center
                              200 South Biscayne Blvd.
                              Miami, FL 33131
                              (305) 579-1222

                              LERNER & PEARCE, P.A.
                              Robert W. Pearce, F.B.N.  344575
                              2888 East Oakland Park Blvd.
                              Fort Lauderdale, FL 33306
                              (305) 563-8111

                              Co-Liaison Attorneys for Plaintiff

Of Counsel:

LOWEY DANNENBERG BEMPORAD
& SELINGER, P.C.
747 Third Avenue
New York, New York 10017
(212) 759-1504